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$betr rate rangers

What would change moving forward..? 8:54 PM

Justin Klish

I’m guessing those questions won’t get answered 10:10 PM

1. Lots of cost cuts. Along with revenue growth, Thats how monthly burn came down over 60% from ~$10mm to ~4MM per month. There were still too many sacred cows in corporate. Example being using massive law firms that bill $1500/hour or more to do routine work that the lawyers could do in house via AI. Just blocked repeatedly by the Board and legal from pushing through changes. Blocked repeatedly from using AI law firm vendors. AI law firm vendors sabotaged repeatedly by internal legal team. Our human lawyers make mistakes too, why aren't they judged as harshly when they do. Called all sorts of bad words because the law firm partner on the big law firm account we used is a minority. I didn't care about that, I am a minority ---- I cared that they were bad at their job, that we spent time fixing their mistakes during crunch times and they consistently overbilled us. We literally had to buy a legal AI software called brightflag and have it review all our invoices because the Board membe...

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10:35 PM

$betr rate rangers

law firm account we used is a minority. I ... about that, I am a minority ---- I cared that they were bad at their job, that we spent time fixing their mistakes during crunch times and they consistently overbilled us. We literally had to buy a legal AI software called brightflag and have it review all our invoices because the Board membe...

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10:35 PM

2. There is one major partnership which has produced HELOC volume. The initial partnerships were for mortgage products, with the big one being CK Refi. HELOC's aren't sold well by traditional mortgage companies loan officers which were our initial Tinman AI platform target clients. The commissions on mortgage are just way bigger than they are on HELOC. So a loan officer will prefer to sell a cash out refi vs a HELOC any day of the week. Mortgage brokers sell them well as they tend to be scrappier and fintechs sell them well because they look more like a traditional retail installment loan than a mortgage. Hope that the newer partners are able to really demonstrate volume scale in HELOC. We learned this from doing it. We don't learn without failing. Remember Tinman AI platform is a 2 year old product. We created it from nothing. It does $150MM of revenue run rate in year 2. If BETR was a private AI company doing $150 MM in revenue in year 2 in a $2 trillion TAM vertical, what would it be worth to the VC's in silicon valley.

10:40 PM

3. Moving forward, we keep cutting more. Pushing harder. I already got fired. What fear do I have now. The worst already happened. I am just going to push harder than anyone else, and way harder than I was before because before I was trying to be nice and give people time to adapt to the AI disruption happening all around us. No more. People need to work hard at the things that humans are good at. And get out of the way of the AI on things the AI is better at.

10:42 PM